Shinhan Bank acquired 0.67% of Shinhan Financial Group as a result of Shinhan Financial Group’s Small-Scale Share Swap with Shinhan Life Insurance

On December 13, 2005, we completed a share exchange, which qualifies as a “small-scale share swap” under Korean law (the “Share Swap”), pursuant to which Shinhan Financial Group (the “Group”) issued new shares of common stock of the Group to the shareholders of Shinhan Life Insurance (“Shinhan Life”) in exchange for all outstanding shares of Shinhan Life’s common stock held by them. Shinhan Bank, our wholly-owned banking subsidiary, previously owned 5,524,772 shares of Shinhan Life’s common stock, all of which was exchanged into 2,420,955 shares of the Group’s common stock, representing 0.67% of the Group’s outstanding common stock, in connection with the Share Swap. Under the Financial Holding Company Act of Korea, the voting rights relating to our common stock acquired and held by Shinhan Bank are restricted.